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                       SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON DC 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (AMENDMENT NO. 2)*

                          U S INDUSTRIAL SERVICES, INC.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   90332T 10 6
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                                 (CUSIP Number)

                                Frank J. Fradella
                        c/o U S Industrial Services, Inc.
                                11850 Jones Road
                              Houston, Texas 77070
                                 (281) 807-5033
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 June 29th, 2001
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             (Date of Event Which Requires Filing of This Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

            Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


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         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 6 Pages
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CUSIP NO. 90332T 10 6                 13D      PAGE 2 OF 6 PAGES
          -----------
----------------------------------             --------------------------------

-------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Frank J. Fradella
-------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
                                                                     (b) [ ]
-------------------------------------------------------------------------------
     3       SEC USE ONLY
-------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*
             PF

             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]
-------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             U.S.A
-------------------------------------------------------------------------------
     NUMBER OF          7     SOLE VOTING POWER
                              4,502,651 (1)(2)
      SHARES        ------------------------------------------------------------
                        8     SHARED VOTING POWER
   BENEFICIALLY               0
                    ------------------------------------------------------------
     OWNED BY           9     SOLE DISPOSITIVE POWER
                              2,502,651 (1)
       EACH         ------------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER
    REPORTING                 0

   PERSON WITH
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                            2,502,651 (1)
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                             [ ]
--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                            22.0%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*
                                            IN
--------------------------------------------------------------------------------

                                       2

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(1) Includes 500,000 shares subject to stock purchase rights exercisable by
Frank J. Fradella within 60 days of the date hereof.

(2) Includes 2,000,000 shares that Frank J. Fradella has the right to vote pursuant to a Voting Agreement.



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ITEM 1.  SECURITY AND ISSUER

         The securities covered by this Schedule 13D are shares of common stock, $.01 par value (the "Common Stock"), of U S Industrial Services, Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 11850 Jones Road, Houston, Texas 77070.

ITEM 2.  IDENTITY AND BACKGROUND

(a) This statement on Schedule 13D is being filed by Frank J. Fradella, an individual who is the President, Chairman and Chief Executive Officer of the Company ("Fradella");

(b) Fradella's business address is c/o U S Industrial Services, Inc., 11850 Jones Road, Houston, Texas 77070;

(c) Fradella's principal occupation is serving as President, Chairman and Chief Executive Officer of the Company;

(d) Fradella has not, during the past five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors);

(e) Fradella has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws;

(f) Fradella is a U.S. citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On April 2, 2001, in connection with the execution of his employment agreement, the Company's Board of Directors granted Fradella stock purchase rights, under the Company's 2001 Stock Plan, to purchase 500,000 shares of Common Stock from the Company, at a purchase price of $1.25 per share (the "Stock Purchase Rights"). Fradella paid no consideration for the Stock Purchase Rights. The Stock Purchase Rights expire after 10 years, and half of the shares of Common Stock underlying such rights (250,000 shares) are subject to the Company's repurchase option, at a price equal to the purchase price paid by Fradella, in the event that Fradella is no longer employed by the Company. Such repurchase option lapses as to one-fifth of such shares per year commencing on April 2, 2002.

         On June 29, 2001, in connection with the merger of Point To Point Network Services, Inc., a Massachusetts corporation, into a wholly-owned subsidiary of the Company, Fradella entered into a Voting Agreement (the "Voting Agreement") with W. Michael Sullivan ("Sullivan"), whereby Fradella obtained the right, for one year, to vote 2,000,000 shares of Common Stock (the "Voting Rights") that Sullivan received in the merger. Fradella rendered services and paid Sullivan $100 for the Voting Rights.

ITEM 4.  PURPOSE OF TRANSACTION

         Fradella acquired the Voting Rights for the purpose of sharing or obtaining control of the Company. Fradella currently has no plans to acquire additional securities of the Company, except for his potential exercise of the Stock Purchase Rights and an option granted to him by the Company on October 3, 2000, in connection with his employment, to purchase 250,000 shares of Common Stock, exercisable in increments of 50,000 shares on an annual basis commencing on October 3, 2001. Fradella currently has no plans to dispose of securities of the Company.

         Except as set forth above, Fradella has no plans to engage in any transactions described in Paragraphs (b) through (j) of this Item, other than his plans to elect Sullivan to the Board of Directors of the Company, in order


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to avoid an early termination of the Voting Agreement (see Item 6. below). Any decision by Fradella in the future to acquire or dispose of equity in the Company or to take any other actions with respect to the Company or its securities will depend upon several factors, including the prospects of the Company, general market and economic conditions, and other factors deemed relevant.

ITEM 5.  INTEREST IN SECURITIES

(a) As of the date hereof, Fradella beneficially owns 2,502,651 shares of the Company's Common Stock, including 500,000 shares that would result from the exercise of the Stock Purchase Rights, which represent 22.0% of 11,388,982, which is the sum of: 10,888,982 shares of Common Stock that the Company has outstanding as of June 29, 2001, and 500,000 shares that would also be outstanding upon the exercise of the Stock Purchase Rights;

(b) Number of shares as to which Fradella has:

                           sole power to vote or direct the vote:                           4,502,651 (see Item 6.)
                           shared power to vote or direct the vote:                                 0
                           sole power to dispose or direct the disposition:                 2,502,651
                           shared power to dispose or direct the disposition:                       0

(c) Other than the transactions set forth herein, Fradella has not engaged in any transactions in the Common Stock within the past 60 days;

(d) Not applicable;

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         On June 29, 2001, Fradella entered into the Voting Agreement, whereby Fradella was granted an irrevocable proxy to vote Sullivan's 2,000,000 shares for one year; provided, however, that such Voting Agreement shall terminate if Sullivan is not elected to the Company's Board of Directors by September 1, 2001. On April 2, 2001, in connection with the execution of his employment agreement, the Company and Fradella entered into a Registration Rights Agreement, whereby Fradella was granted certain demand and piggy-back registration rights to shares of Common Stock he held as of such date, which were assigned to certain other stockholders to whom Fradella transferred shares of Common Stock.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         1.  Voting Agreement.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

         Date: July 13, 2001          /s/ FRANK J. FRADELLA
                                      ------------------------------------
                                      Frank J. Fradella



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                                  EXHIBIT INDEX

Exhibit No.                                          Document
    1.                              Voting Agreement, dated June 29, 2001, between W. Michael Sullivan and Frank
                                    J. Fradella.



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